SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)

Quartet Merger Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

747717 106
(CUSIP Number)

Eric S. Rosenfeld c/o Crescendo Partners 777 Third Avenue, 37th Floor New York, New York 10017 Telephone: (212) 319-7676
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747717 106	SCHEDULE 13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eric S. Rosenfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 747717 106	SCHEDULE 13D	Page 3 of 4 Pages

This Amendment No. 2 amends the Schedule 13D (“Schedule 13D”), filed by Eric S. Rosenfeld with respect to ownership of shares of the common stock, par value $0.0001 (the “Common Stock”), of Quartet Merger Corp., a Delaware corporation (the “Issuer”) (as previously filed, the “Existing Schedule 13D,” and as amended hereby, this “Schedule 13D”). Except as set forth below, the disclosure in the Existing Schedule 13D remains unchanged. Capitalized terms used herein which are not defined herein have the meaning given to them in the Existing Schedule 13D.

Item 4.   Purpose of Transaction.

Item 4 of the Existing Schedule 13D is hereby supplemented as follows:

On October 2, 2014 the Issuer completed its business combination with Pangaea following the receipt of stockholder approval of the Merger Agreement on September 29, 2014.

Pursuant to the Merger Agreement, (1) Merger Sub was merged with and into Pangaea, with Pangaea surviving and becoming the wholly-owned subsidiary of Holdco (the “transaction merger”) and (2) Quartet was merged with and into Holdco, with Holdco surviving as the public company (the “redomestication merger” and together with the transaction merger, the “mergers”).

Item 5.   Interest in Securities of the Issuer.

On October 2, 2014, upon the consummation of the Issuer’s business combination as described in Item 4, Mr. Rosenfeld’s common stock converted into common shares of Holdco and Mr. Rosenfeld ceased to be a beneficial owner of common stock of the Issuer.

CUSIP No. 747717 106	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2014

/s/ Eric Rosenfeld

Eric Rosenfeld